April 26, 2017

VIA EDGAR AND OVERNIGHT DELIVERY

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4561

Washington, DC 20549

Attention:	Stephen Krikorian
Morgan Youngwood

Re:	Fang Holdings Limited
Form 20-F for Fiscal Year Ended December 31, 2015
Response Date April 12, 2017
File No. 001-34862

Ladies and Gentlemen:

On behalf of Fang Holdings Limited (the “Company”), formerly known as SouFun Holdings Limited, we submit this letter in response to certain verbal comments from Mr. Morgan Youngwood of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) communicated to Mr. Ke (Ronnie) Li of Wilson Sonsini Goodrich & Rosati, Professional Corporation, on April 20, 2017, relating to the above referenced filing in connection with the Form 20-F for the year ended December 31, 2015 filed on May 17, 2016.

The Company submits the following responses to the Staff’s verbal comments (which have been retyped herein in bold for your ease of reference).

Form 20-F for the Fiscal Year Ended December 31, 2015

Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-27

1.	We note your response to prior comment 1. Please provide the proposed 20-F disclosure regarding revenue recognition of marketing services.

RESPONSE: The Company intends to further clarify its future 20-F disclosure regarding revenue recognition of marketing services as follows:

Staff of the Securities and Exchange Commission

Re: Fang Holdings Limited

April 26, 2017

“Marketing Services

Beginning in 2015, the Group began to enter into marketing service agreements with certain real estate developers with new payment arrangements, where the Company may elect to collect the contractually stated marketing service fee in the form of (i) a designated real estate property, if transferred to the Company or sold to a third-party buyer designated by the Company prior to a pre-determined date, which typically falls at the end of the marketing service period, or (ii) cash, if the Company elects not to take the designated real estate property as settlement consideration by the pre-determined date. The Company determines the contractually stated marketing service fee under the new payment arrangements with reference to the cash price of the comparable services offered by the Company under the sole cash payment arrangements.

The designated real estate property is typically a specifically identified residential unit within a residential community developed by the real estate developer and its fair value is generally commensurate with the contractually stated marketing service fee as of the date of the marketing service agreement. If the Company elects settlement through the sale of the designated real estate property to a third-party buyer, the Company is entitled to retain the entire sales proceeds. In this scenario, the Company has the sole discretion in setting the sales price of the designated real estate property to the third-party buyer but has no incentive to permit such real estate property to be sold at a price lower than the contractually stated marketing service fee, which serves as a de-facto minimal selling price, because the Company would instead accept the cash payment of the stated marketing service fee. Prior to the pre-determined date, the real estate developer is obligated not to sell, encumber or otherwise dispose of the designated real estate property without the consent of the Company.

The Company initially recognizes the marketing service revenue up to the amount of the contractually stated marketing service fee. Any excess is contingent upon the sale of the designated real estate properties and is accounted for as contingent marketing service revenues, if and when the sale is consummated and all other revenue recognition criteria are met.

For the year ended December 31, 2015, the Company did not elect to collect the marketing service fees under these arrangements through a transfer or sale of the designated real estate properties, as the Company elected to collect all the marketing service fees in cash. For the year ended December 31, 2015, the Company recognized marketing service revenue of US$52,000 under the new payment arrangements.”

Staff of the Securities and Exchange Commission

Re: Fang Holdings Limited

April 26, 2017

* * * * *

Staff of the Securities and Exchange Commission

Re: Fang Holdings Limited

April 26, 2017

In responding to the Staff’s comments, the Company has authorized the undersigned to acknowledge on its behalf that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * *

If you have any questions regarding this response letter, please do not hesitate to contact me at 86-10-6529-8308.

Sincerely yours,

Wilson Sonsini Goodrich & Rosati

Professional Corporation

/s/ Dan Ouyang

cc:	Fang Holdings Limited

Vincent Tianquan Mo, Chief Executive Officer

Wilson Sonsini Goodrich & Rosati, Professional Corporation

Barry E. Taylor

Ernst & Young Hua Ming LLP

Lionel Li

Kay Deng